Exhibit 99.1

PRESS RELEASE	6 January 2022

MANCHESTER UNITED ANNOUNCES NEW CHIEF EXECUTIVE
OFFICER

MANCHESTER, England – 6 January 2022 – Manchester United (NYSE: MANU; the “Company,” the “Club” and the “Group”) announces that Richard Arnold, formerly Group Managing Director, will become Chief Executive Officer, effective from 1st February 2022.

Ed Woodward will step down from his role as Executive Vice-Chairman, also effective from 1st February 2022.

Richard Arnold said: “I am honoured to have the chance to serve this great club and its fans. I am determined to return that honour in any way I can.”

Joel Glazer, Executive Co-Chairman, said: “I would like to thank Ed for his tireless work on behalf of Manchester United during his nine years as Executive Vice-Chairman and 16 years with the club. We are now looking forward to Richard and his leadership team opening a new phase in the club’s evolution, with ambitious plans for investment in Old Trafford, the strengthening of our engagement with fans, and continued drive towards our most important objective – winning on the pitch.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations:	Media Relations:
Corinna Freedman	Charlie Brooks
Head of Investor Relations	Director of Communications
+44 (0) 7384 910828	+44 (0) 7881 268501
Corinna.Freedman@manutd.co.uk	charlie.brooks@manutd.co.uk

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